[redacted]

10012320

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 001 - 34654

Washington Federal Savings Profit Sharing Retirement Plan and
Employee Stock Ownership Plan
(Full title of the plan)

Washington Federal, Inc.
425 Pike Street
Seattle, WA 98101
(Name of issuer of the securities and address of its principal executive office)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan
(Name of Plan)

Date 6/28/10

Linda Brower

Linda S. Brower, Trustee

Item 4. Plan Financial Statements and Schedules

The Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan Financial Statements as of and for the years ended December 31, 2009 and 2008, Supplemental Schedules as of and for the year ended December 31, 2009, Report of Independent Registered Public Accounting Firm and Consent of Independent Registered Public Accounting Firm are attached as exhibits beginning on page E-1.

Exhibits

The following exhibits are filed with or incorporated by reference into this Form 11-K:

Exhibit		Page
1.	Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan Financial Statements as of and for the years ended December 31, 2009 and 2008, Supplemental Schedules as of and for the year ended December 31, 2009 and Report of Independent Registered Public Accounting Firm	E-1
2.	Consent of Moss Adams LLP	E-2

Exhibit 1

Washington Federal Savings Profit Sharing Retirement Plan
and Employee Stock Ownership Plan
Financial Statements as of and for the years ended December 31, 2009 and 2008,
Supplemental Schedules as of and for the year ended December 31, 2009
and Report of Independent Registered Public Accounting Firm

Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan

Financial Statements as of and for the Years Ended December 31, 2009 and 2008, Supplemental Schedules as of and for the Year Ended December 31, 2009 and Report of Independent Registered Public Accounting Firm

WASHINGTON FEDERAL SAVINGS PROFIT SHARING RETIREMENT PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
Washington Federal Savings
Profit Sharing Retirement Plan and
Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 11 and 12 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Seattle, Washington
June 28, 2010

WASHINGTON FEDERAL SAVINGS PROFIT SHARING RETIREMENT PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:		
Cash and cash equivalents	$ 3,203,181	$ 4,664,726
Investments at fair value as determined by quoted market prices:		
Washington Federal, Inc. common stock	29,888,392	22,940,726
Index funds	5,595,601	4,019,224
	35,483,993	26,959,950
Investments at estimated fair value:		
Repurchase agreements	35,814,882	16,251,024
Certificates of deposit	25,283,669	39,214,920
	61,098,551	55,465,944
NET ASSETS AVAILABLE FOR BENEFITS	$ 99,785,725	$ 87,090,620

SEE NOTES TO FINANCIAL STATEMENTS

WASHINGTON FEDERAL SAVINGS
PROFIT SHARING RETIREMENT PLAN AND
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
ADDITIONS:		
Net appreciation (depreciation) of investments	$ 7,890,579	$ (9,950,403)
Interest earned on investments	2,067,433	2,589,134
Cash dividends on common stock	303,519	1,243,250
Contributions:		
Employer	3,950,653	3,861,218
Employee	2,246,347	2,437,014
Rollovers	885,950	701,428
Total contributions	7,082,950	6,999,660
Total additions	17,344,481	881,641
DEDUCTIONS:		
Benefits paid to participants	4,620,479	5,553,070
Index funds expenses	28,897	36,374
Total deductions	4,649,376	5,589,444
NET CHANGE	12,695,105	(4,707,803)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	87,090,620	91,798,423
End of year	$99,785,725	$87,090,620

SEE NOTES TO FINANCIAL STATEMENTS

WASHINGTON FEDERAL SAVINGS
PROFIT SHARING RETIREMENT PLAN AND
EMPLOYEE STOCK OWNERSHIP PLAN

1. DESCRIPTION OF THE PLAN

The following description of the Washington Federal Savings (the "Company") Profit Sharing Retirement Plan and Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General—The Plan is a defined contribution profit sharing plan for employee retirement. Each full-time employee is a participant in the Plan effective on his or her date of employment. Part-time employees completing at least 1,000 hours of service during the calendar year participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is a profit sharing plan which includes an Employee Stock Ownership Plan ("ESOP") component and a cash deferral arrangement under Section 401(k) of the Internal Revenue Code. Under the ESOP, participants may elect to have all or part of their vested account balances, including voluntary contributions and earnings thereon, invested in Washington Federal, Inc. common stock ("Company common stock").

Contributions—Under provisions of the Plan, all participants may make voluntary after-tax contributions of their considered earnings as defined by the Plan. In addition, participants may make pre-tax contributions up to the statutory limits ($16,500 for 2009, plus a "catch-up" amount of $5,500 for 2009 for those who have attained age 50 or over at the end of the calendar year) to their 401(k) account. All new employees are automatically enrolled, unless they opt out, for a 1% participant contribution to their 401(k) account, specifically directed to the "Growth and Income" fund within the index funds investment option (see description below). Company contributions to the Plan are determined by the Board of Directors based on the Company's net operating income. Company contributions totaled 11% of participants' considered earnings for the years ended December 31, 2009 and 2008. Contributions are allocated to the profit sharing account of each participant in the same proportion that each participant's considered earnings for the period bear to the total earnings of all such participants for such period. The annual addition from contributions to an individual participant's account in this Plan cannot exceed the lesser of 100% of a participant's compensation or $49,000. As the plan pooled investments (see description below) include both participant-directed and nonparticipant-directed contributions, and the amounts are not separable, the disclosures in Note 8 include the entire balance of the plan pooled investments.

Participant Accounts—Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings and account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested amount of the participant's account(s).

Investment Options—The Plan has established four accounts to which contributions are directed and three investment options:

a. *Accounts*—

- Participant contribution account—after-tax contributions of a participant initially invested in plan pooled investments and provides participants the ability to transfer to the ESOP account at two designated dates per year

- 401(k) account—tax-deferred contributions of a participant

- ESOP account—contributions of a participant and vested Company contributions

- Company account—contributions authorized by the Board of Directors and paid by the Company to the participant's account initially invested in plan pooled investments and provides participants the ability to transfer fully vested amounts to either the ESOP account at two designated dates per year, or to the 401(k) account monthly

b. *Investments*—

- Company common stock—funds transferred to the ESOP account as authorized by the participant and invested in Company common stock

- Plan pooled investments—funds invested primarily in certificates of deposit and repurchase agreements as directed by the trustees

- Index funds—funds within the 401(k) account, directed by the participant, and invested in various index funds

ESOP Account—At least twice per year, from January 15 to January 31 and from July 15 to July 31, a participant may elect to transfer a portion of his or her vested Company account, 401(k) account, and participant contribution account to the ESOP account. Once transferred to the ESOP account, at least 51% must be invested in Company common stock. Amounts not invested in Company common stock are invested in plan pooled investments. At any time, a participant may sell Company common stock held in the ESOP account, subject to the 51% requirement mentioned above. Once per year, cash may be transferred from the ESOP account to the corresponding accounts from which the funds were originally transferred. Participants may elect to have cash dividends paid on Company common stock distributed to them or retained in their ESOP accounts.

Vesting—Participants are immediately vested in their own contributions to their participant contribution accounts and to their 401(k) accounts. Withdrawals made upon termination are subject to vesting restrictions, which limit withdrawal of Company contributions if the participant has completed less than six years of continuous service. Participants who have completed six or more years of service are fully vested in Company contributions to their accounts. Participants also become fully vested in Company contributions upon death, total and permanent disability, or retirement on the normal or deferred retirement date. A continuous year of service consists of a minimum of 1,000 hours of employment.

The Plan provides employees with the following vesting schedule with regard to Company contributions:

Service Year Completed	Percentage Vested
1	– %
2	20
3	40
4	60
5	80
6 or more	100

Forfeitures—Participants have a nonforfeitable interest in their vested account balances upon termination from the Plan. Unvested account balances are subject to forfeiture and are used to reduce future employer contributions to the Plan. If participants re-enter the Plan before incurring five consecutive one-year breaks in service, the forfeited amounts shall be restored upon repayment of any amounts previously distributed to the participants. For the years ended December 31, 2009 and 2008, forfeited nonvested accounts totaled $364,220 and $366,694, respectively.

Benefits—In accordance with the terms of the Plan, a participant, upon either retirement, termination, death, or disability, may elect alternative methods of benefit payments, including:

- One lump-sum distribution
- Installment payments
- Purchase of an annuity contract selected by the participant and approved by the trustees
- Any other method of distribution not extending the payment period beyond the joint life expectancy of the participant and his or her designated beneficiary, as approved by the trustees

In the event of employee termination, the vested portion of the participant's share is to be distributed as soon as practicable.

Trustees and Administrators of the Plan—The Plan is administered by the trustees appointed by the Board of Directors of the Company. Trustees of the Plan are Linda S. Brower, Michael R. Bush, and Robert C. Zirk, all employees of the Company, as required by the Plan.

Administrative Expenses—Administrative expenses related to the index funds investment option are paid by the participants who elect to invest in said option. All other expenses for administration of the Plan are paid by the Company.

Subsequent Event—Effective January 1, 2010, the following changes were made to the Plan agreement:

- Plan Name – The Plan's name changed to the "Washington Federal 401(k) and Employee Stock Ownership Plan and Trust".
- Contributions – The contribution deferral percentage changed from 100% to 90% of a participant's compensation.

- ESOP Account – Funds may not be transferred into the participant's ESOP account, however, as always, participant's can still purchase and sell Company common stock at any time through one of the funds offered by the Plan's administrator. In addition, Company common stock held in the ESOP account can be sold at anytime, but not more frequently than once per quarter.

- Administrative Expenses – An annual fee of $55 will be paid by each participant.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan have been prepared on the accrual basis of accounting. Plan assets exclude those funds used to purchase annuities.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Recognition—Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation or depreciation of investments represents the change in fair value from the beginning to the end of the Plan's fiscal year or from date of purchase to the end of the Plan's fiscal year, if purchased during the current year, plus realized gains and losses. Purchases and sales of securities are reflected on a trade-date basis.

Payment of Benefits—Benefits are recorded when paid.

Reclassifications—Certain reclassifications have been made to the financial statements to conform prior period to current classifications.

3. FAIR VALUE MEASUREMENTS

U.S. GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. U.S. GAAP also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

> **Level 1:** Quoted prices (unadjusted) for identical assets or liabilities in active exchange markets that the entity has the ability to access as of the measurement date.
>
> **Level 2:** Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly.
>
> **Level 3:** Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The investment in Company common stock and all but the Stable Value Fund within the index funds investment option are stated at fair value, which is based on closing prices as of the last trading day of the Plan year for those securities that are actively traded (Level 1). The other investments are stated at cost plus accrued investment income (Level 2), which approximates fair value at December 31, 2009 and 2008. The Stable Value Fund, which is one of the index funds investment options and invests in investment contracts, had a balance of $298,333 and $303,099 at December 31, 2009 and 2008, respectively, and is stated at contract value (Level 2), which approximates fair value. A reconciliation between the contract value and fair value for the Stable Value Fund is not presented due to the immaterial balance of the fund.

The following table discloses the balance of investments at fair value as of December 31, 2009 and 2008:

	Investment Assets at Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Washington Federal, Inc. common stock	$ 29,888,392	$ -	$ -	$ 29,888,392
Index funds, excluding the Stable Value Fund	5,297,268	-	-	5,297,268
Stable Value Fund	-	298,333	-	298,333
Certificates of deposit	-	25,283,669	-	25,283,669
Repurchase agreements	-	35,814,882	-	35,814,882
	$ 35,185,660	$ 61,396,884	$ -	$ 96,582,544

	Investment Assets at Fair Value as of December 31, 2008			
	Level 1	Level 2	Level 3	Total
Washington Federal, Inc. common stock	$ 22,940,726	$ -	$ -	$ 22,940,726
Index funds, excluding the Stable Value Fund	3,716,125	-	-	3,716,125
Stable Value Fund	-	303,099	-	303,099
Certificates of deposit	-	39,214,920	-	39,214,920
Repurchase agreements	-	16,251,024	-	16,251,024
	$ 26,656,851	$ 55,769,043	$ -	$ 82,425,894

There were no transfers between, into and/or out of Levels 1, 2 or 3 during the years ended December 31, 2009 and 2008.

4. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 14, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income tax has been included in the Plan's financial statements.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6. RELATED PARTY TRANSACTIONS

Certain Plan investments are held at Washington Federal Savings, the Plan's sponsor. As such, these investments qualify as party-in-interest transactions as defined by ERISA. These investments are Washington Federal, Inc. common stock as well as Washington Federal Savings repurchase agreements and money market accounts.

7. INVESTMENTS

The following investments, at fair value, represent 5% or more of the Plan's assets available for benefits at December 31:

	2009	2008
Washington Federal, Inc. common stock (1,595,947 and 1,533,471 shares)	$ 29,888,392	$ 22,940,726
Certificates of deposit (yield):		
Bank of America, 5.55%, due June 30, 2011 (5.70%) *	6,063,454	5,740,872
USAA, 2.23%, due February 2, 2011 (2.25%) *	5,581,412	
Capital One Bank, 5.45%, due November 10, 2016 (5.60%) *	5,000,000	5,015,721
US Bank, 3.46%, due September 11, 2009 (3.50%) *		7,610,406
US Bank, 5.00%, due June 9, 2009 (5.00%) *		7,406,614
USAA, 4.37%, due April 30, 2009 (4.46%) *		4,902,415
Repurchase agreement (yield):		
Washington Federal, 2.03%, due September 12, 2011 (2.05%) *	7,842,451	
Washington Federal, 2.30%, due December 10, 2010 (2.30%) *	7,471,802	
Washington Federal, 3.01%, due March 16, 2012 (3.01%) *	5,752,945	
Washington Federal, 3.01%, due November 30, 2012 (3.05%) *	5,053,673	
Washington Federal, 3.44%, due June 15, 2009 (3.49%) *		4,533,090
State Street Global Advisors index funds	5,595,601	

* Nonparticipant-directed

The Plan's investments (including gains and losses on investments bought and sold during the year as well as unrealized gains and losses on investments held during the year) appreciated (depreciated) in value by $7,890,579 and (9,950,403) in 2009 and 2008, respectively, and was allocated as follows:

	2009	2008
Washington Federal, Inc. common stock	$ 7,379,347	$ (8,240,014)
Index funds	511,232	(1,710,389)
	$ 7,890,579	$ (9,950,403)

Certificates of deposit at December 31, 2009 and 2008, consist of amounts on deposit at Federal Deposit Insurance Corporation ("FDIC")-insured banks with yields ranging from 2.25% to 6.01% and 3.50% to 6.01%, respectively. Under the current FDIC regulations, pass-through insurance coverage is provided for the benefit of the Plan's participants.

8. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the change in net assets relating to plan pooled investments is as follows as of and for the years ended December 31:

	2009	2008
Net assets:		
Repurchase agreements	$35,814,882	$16,251,024
Certificates of deposit	25,283,669	39,214,920
Washington Federal Savings money market accounts	3,231,242	4,609,004
	$64,329,793	$60,074,948
Changes in net assets:		
Contributions	$ 6,310,353	$ 6,105,447
Interest earned on investments	2,066,060	2,510,398
Benefits paid to participants	(4,024,218)	(4,263,010)
Transfers from participant-directed investments	(97,350)	(2,058,830)
	$ 4,254,845	$ 2,294,005

9. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks. It is reasonably possible, given the level of risk associated with investment securities, that changes in the near term could materially affect a participant's account balance and the amounts reported in the financial statements.

* * * * * *

WASHINGTON FEDERAL SAVINGS
PROFIT SHARING RETIREMENT PLAN AND
EMPLOYEE STOCK OWNERSHIP PLAN

PLAN NUMBER 001
EIN 91-0135860

SCHEDULE H, line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

(a)	(b) Issue	(c) Description (Yield)	(d) Cost	(e) Fair Value
*	Washington Federal, Inc.	1,595,947 shares of common stock	**	$ 29,888,392
	Index funds:			
	State Street Global Advisors	S&P Midcap Stock	**	999,503
	State Street Global Advisors	International	**	752,487
	State Street Global Advisors	S&P 500/Growth Stock	**	621,885
	State Street Global Advisors	S&P 500/Value Stock	**	518,969
	State Street Global Advisors	S&P 500 Stock	**	496,189
	State Street Global Advisors	Russell 2000 Stock	**	462,552
	State Street Global Advisors	Growth and Income	**	373,834
	State Street Global Advisors	Growth	**	340,412
	State Street Global Advisors	Short Term Investment	**	323,341
	State Street Global Advisors	Stable Value	**	298,333
	State Street Global Advisors	Long Treasury Index	**	290,302
	State Street Global Advisors	Income Plus	**	117,794
				5,595,601
	Certificates of deposit:			
	Bank of America	5.55%, June 30, 2011 (5.70%)	5,000,000	6,063,453
	USAA Federal Savings Bank	2.23%, February 2, 2011 (2.25%)	5,561,365	5,581,412
	Capital One Bank	5.45%, November 10, 2016 (5.60%)	5,000,000	5,000,000
	USAA Federal Savings Bank	3.87%, May 29, 2010 (3.87%)	2,416,438	2,568,702
	Key Bank	5.83%, October 13, 2017 (6.01%)	2,000,000	2,024,615
	Key Bank	5.46%, October 21, 2014 (5.61%)	2,000,000	2,023,028
	Key Bank	5.32%, October 19, 2012 (5.47%)	2,000,000	2,022,459
				25,283,669
	Repurchase agreements:			
*	Washington Federal Savings	2.03%, September 12, 2011 (2.05%)	7,793,858	7,842,451
*	Washington Federal Savings	2.30%, December 10, 2010 (2.30%)	7,376,157	7,471,802
*	Washington Federal Savings	3.01%, March 16, 2012 (3.01%)	5,617,293	5,752,945
*	Washington Federal Savings	3.01%, November 30, 2012 (3.05%)	5,040,196	5,053,673
*	Washington Federal Savings	2.53%, June 15, 2011 (2.55%)	4,603,875	4,667,824
*	Washington Federal Savings	3.78%, December 16, 2010 (3.83%)	3,382,880	3,518,324
*	Washington Federal Savings	2.05%, June 10, 2010 (2.05%)	1,489,973	1,507,863
				35,814,882
	Cash and cash equivalents:			
*	Washington Federal Savings	Variable rate savings accounts	3,203,181	3,203,181
				$ 99,785,725

* Party-in-interest

** Historical cost not required as investment is participant-directed

WASHINGTON FEDERAL SAVINGS
PROFIT SHARING RETIREMENT PLAN AND
EMPLOYEE STOCK OWNERSHIP PLAN

PLAN NUMBER 001
EIN 91-0135860

SCHEDULE H, line 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2009

Reportable transactions as defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA are as follows:

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Proceeds Received Upon Maturity or Selling Price	(i) Net Gain or (Loss)
Single transactions:				
US Bank	CD, 3.46%, matured September 11, 2009	$ -	$ 7,793,859	$ -
Washington Federal Savings*	Repurchase agreement, 2.03%, due September 12, 2011	7,793,859		
US Bank	CD, 5.00%, matured June 9, 2009		7,376,157	
Washington Federal Savings*	Repurchase agreement, 2.30%, due December 10, 2010	7,376,157		
USAA	CD, 2.23%, due February 2, 2011	5,561,365		
USAA	CD, 4.37%, matured April 30, 2009		4,974,860	
Washington Federal Savings*	Repurchase agreement, 3.01%, due November 30, 2012	4,974,860		
Washington Federal Savings*	Repurchase agreement, 5.30%, due March 16, 2012	3,192,278		
Washington Federal Savings*	Repurchase agreement, 3.68%, due November 2, 2009		3,058,722	
Washington Federal Savings*	Repurchase agreement, 3.68%, due October 30, 2009		1,490,857	
Washington Federal Savings*	Repurchase agreement, 3.15%, due January 2, 2009		1,471,920	
Washington Federal Savings*	Repurchase agreement, 2.05%, due June 2, 2010	1,471,920		
Key Bank	CD, 5.83%, due October 13, 2017		120,073	
Key Bank	CD, 5.46%, due October 21, 2014		112,122	
Key Bank	CD, 5.32%, due October 19, 2012		109,275	
Series of transactions:				
Washington Federal Savings*	Variable rate savings accounts	6,125,257	11,476,617	
Capital One	CD, 5.45%, due November 10, 2016		273,100	

*Party-in-interest

Exhibit 2

Consent of Moss Adams LLP

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-20191, 333-51143, 333-46588, and 333-119329) on Form S-8 of Washington Federal Savings Bank of our report dated June 28, 2010, with respect to the financial statements and supplemental schedules of the Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan as of December 31, 2009 and 2008 and for the years then ended, included in this annual report on Form 11-K.

Moss Adams LLP

Seattle, Washington
June 28, 2010